Exhibit 10.44

RELEASE OF CLAIMS AND VESTING AGREEMENT

I agree that the goodwill payment, as calculated in the letter to which this **Exhibit A** is attached (the ñGoodwill Paymentò), to be made by Maxim Integrated Products, Inc. (ñMaximò) is full and complete satisfaction for the expiration and termination of my vested stock option(s) to purchase shares of common stock of Maxim identified below (the ñOptionò).

Vesting Requirement

I agree that the Goodwill Payment will vest as follows:

- 1/6 of the Goodwill Payment will vest on August 15, 2009,
- 1/6 of the Goodwill Payment will vest on November 15, 2009,
- 1/6 of the Goodwill Payment will vest on February 15, 2010,
- 1/6 of the Goodwill Payment will vest on May 15, 2010,
- 1/6 of the Goodwill Payment will vest on August 15, 2010,
- 1/6 of the Goodwill Payment will vest on November 15, 2010,

subject to my continued employment at Maxim on each applicable vesting date.

Release of Claims

By signing below, I irrevocably, unconditionally and completely release, acquit and forever discharge each of the Releasees (as defined below) from any Claim (as defined below), and irrevocably, unconditionally and completely waive and relinquish each and every Claim that I may have had in the past, may now have or may have in the future against any of the Releasees, relating to any written or oral agreements or arrangements relating to the Option. For this purpose, the term ñReleaseesò means: (i) Maxim, (ii) each affiliate of Maxim, and (iii) the successors and past, present and future assigns, directors, officers, agents, attorneys and representatives of the respective entities identified or otherwise referred to in the foregoing clauses (i) and (ii); and the term ñClaimò means all past, present and future disputes, claims, controversies, demands, rights, obligations, liabilities, actions and causes of action of every kind and nature, including, without limitation, (x) any unknown, unsuspected or undisclosed claim, and (y) any claim or right that may be asserted or exercised by me in my capacity as a stockholder, director, officer or employee of Maxim or in any other capacity.

I hereby expressly waive the provisions of Section 1542 of the California Civil Code regarding the waiver of unknown claims, which provides as follows:

> ñA GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.ò

AGREED:

______________________________	____________________
Signature	Option Number(s)
______________________________	____________________
Name (Please print)	Date and Time